Filed Pursuant To Rule 433

Registration No. 333-203585

December 7, 2015

The Case For Why Gold May Finally Be Nearing A Bottom

By Myra Picache

November 24, 2015

State Street’s George Milling-Stanley offers his view on gold

With gold trading near its lowest level since early 2010 and on track to log a third straight year of losses, it’s apparent that sentiment toward the precious metal is bearish, but that doesn’t mean that prices are destined to see a sustained move lower.

George Milling-Stanley, head of gold investment strategy at State Street Global Advisors, said gold GCZ5, +0.67% should find solid support around $1,050 an ounce—the bottom end of its recent trading range.

George Milling-Stanley of State Street Global Advisors.

He doesn’t rule out a “knee-jerk” downward move for gold when the Federal Reserve actually does decide to lift interest rates, but he wouldn’t expect such a down move to be sustained because the rate hike should already be priced into the gold market by now.

Milling-Stanley offered MarketWatch his thoughts on gold’s trading patterns, the impact of the Paris terror attacks and his outlook for prices. Here is a condensed version of the email interview:

Question: Gold recently settled at a more than 5-year low. Where would you say gold sentiment is right now?

Gold sentiment is very mixed right now. ETFs have experienced outflows in 2015, although at nothing like the levels seen in 2012 and 2013. But investor flows into small bars and coins have grown significantly, both world-wide and here in the U.S.

The growth in small bar and coin investment world-wide in Q3 contrasted with an unusually low level of demand in Q3 2014. I think this growth is evidence that investors still believe in gold as an investment, in spite of recent price action. Coin demand spiked in the U.S. to levels we have not seen since the 2008 crisis, implying some possible concern at the fact that the S&P 500 SPX, -0.52% has almost tripled since the crisis.

Q: Why hasn’t gold been able to get any real safe-haven support from the Paris attacks?

Americans have grown somewhat complacent in the face of a variety of types of risk, including geopolitical. There is supporting evidence for that argument in that U.S. financial markets across the board showed only negligible reaction to the horrific events in Paris.

Q: Do you see any sort of trading pattern emerging for gold that might indicate where it’s headed next?

In the aftermath of the bubble that developed in gold prices in 2011 and the subsequent bursting of that bubble in 2012 and early 2013, gold has been trading in a range between $1,050 and $1,350. There is good support at the bottom end of this trading range from the internal market fundamentals, which have begun to reassert themselves.

However, there has been resistance whenever gold has tried to break out to the upside from: (1) the strength of the dollar, (2) the continued absence of the inflation we have all been expecting since the first round of QE, (3) the extraordinary strength in U.S. equities, and (4) some complacency in this country in the face of risk, both macroeconomic and geopolitical. All of these will change at some point, and when they do, they will change in favor of gold. But for the time being, gold is locked within its current trading range.

Q: This year will mark the third straight fall for prices—how much lower can they go?

I believe the underlying gold market fundamentals are increasingly reasserting themselves now that the speculative bubble of 2011 has burst, and this is providing effective support. I would not rule out a brief knee-jerk downward move when higher interest rates become a reality, but I would not expect any weakness to be sustained.

Q: At this point, does it really matter when the Fed hikes rates? Hasn’t that been in play long enough to be priced into gold already?

I believe any interest rate move has been so effectively telegraphed that it should already be priced into the gold market. There may be a short-term, knee-jerk downward move when higher interest rates become a reality, but I do not expect higher interest rates to exert any sustained downward pressure on gold prices.

Q: Where do you expect gold prices to end this year?

Consensus seems to be that the Fed will indeed raise rates at the December meeting, but I am always wary of the consensus. Prices could dip briefly on the reality of higher interest rates, so I am reluctant to speculate on year-end levels. Over the longer term, I expect the existing trading range to be maintained in the coming months.

Q: Any thoughts on price direction or levels gold may see next year?

I think the most likely outcome will be for a continuation of the range trading we have seen since the spring of 2013, with some bias toward the upper band of that trading range.

Q: What would it take for gold to break out of the trading range you expect prices to trade in next year?

A breakout above the current trading range would require a significant change to one or more of the four factors that have constrained any tendency for gold to move up strongly for the past couple of years. A weakening in the dollar would be helpful for gold, as would the emergence of evidence of inflation, a downturn in equities, and signs of a greater appreciation of risk among investors.

As far as a downside breakout is concerned, that would require a substantial weakening in the support that is currently being provided by the internal market dynamics, the balance between supply and demand. It is difficult to imagine where such weakness might occur. Alternatively, one or more of the four factors listed above that have been limiting any rise in gold could potentially turn even more unfavorable for gold, but again that is hard to envisage.

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